SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby invited to attend an Extraordinary Shareholders' Meeting to be held at 2:00 pm on January 11, 2008, at the Company's headquarters at Rua São José nº 20 - Grupo 1602, Centro, Rio de Janeiro - RJ, in order to deliberate on the following agenda:

1. Cancellation of 4,000,000 shares currently held in treasury, with no capital reduction;

2. Approval of a split of the Company's shares, so that each share will be represented by 3 shares;

3. Amendment to Article 5 and the heading of Article 7 of the Company's Bylaws to conform to the share cancellation and split mentioned in items 1 and 2 above.

4. Ratification, pursuant to Article 256, subitem 1 of Law 6404/76, of the acquisition of Companhia de Fomento Mineral e Participações Ltda.

The shareholders whose shares are held in custody should present a statement of shareholdings issued by the custodian, while those who wish to be represented by proxy should comply with the provisions of paragraph 1 of Article 126 of Law 6404/76, delivering the respective power(s) of attorney authorizing their representation at the Extraordinary Shareholders' Meeting which is the purpose of this call notice to the Company's headquarters at least 72 (seventy-two) hours prior to the Meeting.

Rio de Janeiro, December 21, 2007.

     Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.